Alimera Sciences, Inc.

6310 Town Square, Suite 400

Alpharetta, GA 30005

July 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Cindy Polynice

Re:	Alimera Sciences, Inc.

Registration Statement on Form S-3 (File No. 333-273090)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Alimera Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:00 p.m. Eastern Time on Wednesday, July 12, 2023 or as soon thereafter as practicable.

The Company hereby authorizes Keith J. Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, the Company requests that it be notified by a telephone call to Mr. Scherer at 617 648 9231.

Thank you for your attention on this matter.

Very truly yours,

Alimera Sciences, Inc.

By:	/s/ Christopher S. Visick
Christopher S. Visick
General Counsel and Secretary

cc:	Keith J. Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP